InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

January 24, 2012

VIA EDGAR

Mr. Dana Brown

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	InnerWorkings, Inc. Registration Statement on Form S-3 File No. 333-177535

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InnerWorkings, Inc. (“InnerWorkings”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-177535) (the “Registration Statement”) be declared effective at 2:00 p.m. (Washington D.C. time) on Thursday, January 26, 2012, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, InnerWorkings acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve InnerWorkings from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	InnerWorkings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Dana Brown

January 24, 2012

Please call Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Todd Andrews

Todd Andrews General Counsel
InnerWorkings, Inc.

cc: Matthew F. Bergmann